SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Parkway Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70159Q104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70159Q104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,651,109 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,651,109 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,651,109 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

* The calculation is based on 99,055,960 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2014.

CUSIP No. 70159Q104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,651,109 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,651,109 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,651,109 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

* The calculation is based on 99,055,960 shares of Common Stock of the Issuer outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 3, 2014.

CUSIP No. 70159Q104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,651,109 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,651,109 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,651,109 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

* The calculation is based on 99,055,960 shares of Common Stock of the Issuer outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 3, 2014.

CUSIP No. 70159Q104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,651,109 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,651,109 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,651,109 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

* The calculation is based on 99,055,960 shares of Common Stock of the Issuer outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 3, 2014.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on June 15, 2012, as amended and supplemented by Amendment No. 1 filed on July 2, 2012 (“Amendment No. 1”), Amendment No. 2 filed on August 6, 2012 (“Amendment No. 2”), Amendment No. 3 filed on September 26, 2012 (“Amendment No. 3”), Amendment No. 4 filed on December 10, 2012 (“Amendment No. 4”), Amendment No. 5 filed on December 28, 2012 (“Amendment No. 5”, and as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and Amendment No. 4, the “Original Schedule 13D”) and this Amendment (as amended, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), and Messrs. David Bonderman and James G. Coulter with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the first, second, third and fourth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“This Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): Group Advisors, TPG Advisors VI, Inc., a Delaware corporation (“TPG Advisors VI”), David Bonderman and James G. Coulter. The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

TPG Advisors VI is the general partner of TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG Pantera”), which directly holds 23,599,778 shares of Common Stock (the “TPG Pantera Shares”).

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings, II, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Capital Advisors, LLC, a Delaware limited liability company, which is the sole member of TPG VI Management, LLC, a Delaware limited liability company and an affiliate of TPG Pantera (“TPG Management”), which directly holds 51,331 shares of Common Stock (the “TPG Management Shares”) received as partial payment of the Monitoring Fee (as defined below) pursuant to the Management Services Agreement (as defined below). Because of the relationship between Group Advisors and TPG Management, Group Advisors may be deemed to beneficially own the TPG Management Shares.

Messrs. Bonderman and Coulter are the officers and sole stockholders of each of TPG Advisors VI and Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to each of TPG Advisors VI and Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Pantera Shares and the TPG Management Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Pantera Shares and the TPG Management Shares except to the extent of their pecuniary interest therein.”

This Amendment amends and restates the sixth, seventh and eighth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“The present principal occupation of David Bonderman is President of TPG Advisors VI and Group Advisors and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of TPG Advisors VI and Group Advisors and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of each of TPG Advisors VI and Group Advisors are listed on Schedule I hereto.”

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Original Schedule 13D by adding the following before the last paragraph thereof:

“Pursuant to the Management Services Agreement, from December 27, 2012 through March 26, 2014, TPG Management received an aggregate of 32,932 shares of Common Stock as partial payment of the Monitoring Fee.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are a total of 99,055,960 shares of Common Stock outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 3, 2014, which includes (i) 12,650,000 shares of Common Stock issued upon the completion of the Issuer’s public offering on March 25, 2013, as reported on the Form 8-K filed by the Issuer with the Commission on March 25, 2013, (ii) 18,362,513shares of Common Stock issued on December 19, 2013 as consideration in the merger with Thomas Properties Group, Inc., as reported on the Form 8-K filed by the Issuer with the Commission on December 24, 2013, (iii) 10,500,000 shares of Common Stock issued upon the completion of the Issuer’s public offering on January 10, 2014, as reported on the Form 8-K filed by the Issuer with the Commission on January 10, 2014, and (iv) 1,325,000 shares of Common Stock issued pursuant to the exercise of the underwriters’ option to purchase additional shares in the January 2014 public offering, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 3, 2014.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 23,651,109 shares of Common Stock of the Issuer, which constitutes approximately 23.9% of the Common Stock of the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2014

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Clive Bode	Assistant Treasurer